UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

RETAILMENOT, INC.
(Name of Subject Company)

RETAILMENOT, INC.
(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share
(Title of Class of Securities)

76132B106
(CUSIP Number of Class of Securities)

Jonathan B. Kaplan, Esq.
Chief Legal Officer, General Counsel and Secretary
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, Texas 78701
(512) 777-2970
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Samer M. Zabaneh, Esq.
401 Congress Avenue, Suite 2500
Austin, Texas 78701
(512) 457-7000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Items 3, 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 24, 2017 by RetailMeNot, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by R Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of RetailMeNot, Inc.’s outstanding Series 1 common stock, par value of $0.001 per share (the “Shares”) for $11.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 24, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the subsection titled “Employment Arrangements with Parent” on page 9:

“Additionally, no member of the Company’s management or Board has engaged in any material discussions with Parent, Purchaser, or their respective affiliates, regarding the terms of employment of any of the Company’s management with the Parent or Company, or their respective affiliates, following the Effective Time.  Pursuant to the terms of the Merger Agreement, all members of the Board of the Company shall cease to serve as members of the Board and shall be replaced with the members of the board of directors of Purchaser at the Effective Time.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the subsection titled “Background of the Offer”, beginning on page 11:

“The confidentiality agreements entered into by the Company with Participant A and Valassis respectively both contained customary “fall away” provisions that would cause the standstill provisions to terminate upon the occurrence of specified events, including the entry into an agreement to sell the Company.  The confidentiality agreements entered into by the Company with Participant A and Valassis respectively did not contain a prohibition on Participant A or Valassis making any request that the Company waive the standstill restrictions (known as a “don’t ask don’t waive” provision).”

Item 4. The Solicitation or Recommendation.

The section titled  “Discounted Cash Flow Analysis” beginning on page 23 in Item 4 of the Schedule 14D-9 is amended and restated as follows to add the amount of the Company’s cash and cash equivalents, and face value of the Company’s outstanding debt as of March 31, 2017, and to provide additional information regarding the basis for the projections regarding dilution to Company stockholders:

 “Discounted Cash Flow Analysis

Qatalyst performed a discounted cash flow analysis, which is designed to imply a potential present value of share values for the Company’s Series 1 common stock as of March 31, 2017 by:

adding:

(a)
the implied net present value of the estimated future unlevered free cash flows of the Company (calculated by subtracting cash taxes, capital expenditures, payments for businesses acquired and investment in working capital from Adjusted EBITDA) for the period from the second quarter of the 2017 calendar year through the end of calendar year 2021 (which implied present value was calculated by using a range of discount rates of 9.0% to 13.5%, based on an estimated weighted average cost of capital for the Company);

(b)
the implied net present value of a corresponding terminal value of the Company, based on the Company’s Modified Adjusted EBITDA, in calendar year 2022 and using a range of fully diluted enterprise value to next-twelve-months Modified Adjusted EBITDA multiples of 5.0x to 8.0x and discounted to present value using the same range of discount rates used in item (a) above; and

(c)	cash and cash equivalents as of March 31, 2017 of $224 million, as provided by the Company’s management;

subtracting:

(a)	the face value of outstanding debt of the Company as of March 31, 2017 of $60 million, as provided by the Company’s management;

(b)
applying a dilution factor of approximately 17%, as projected by the Company’s management, to reflect the dilution to current Company stockholders over the projection period due to the effect of future issuances by the Company of equity awards; and

(c)	dividing the resulting amount by the number of the Company’s fully diluted shares outstanding (calculated using the treasury stock method) as of April 6, 2017, as provided by the Company’s management

Based on the calculations set forth above, this analysis implied a range of values for the Company’s Series 1 common stock of approximately $8.45 to $11.90 per share.”

The table in the section titled  “Selected Companies Analysis” beginning on page 24 in Item 4 of the Schedule 14D-9 is amended and restated as follows to add 2017 Modified Adjusted EBITDA multiples to the selected companies named in the table:

Selected Vertical Internet Companies

Company	CY2017 Modified Adjusted EBITDA Multiple
Bankrate, Inc.	8.4x
DHI Group, Inc.	6.9x
IAC/InterActiveCorp	10.9x
Leaf Group Ltd.	NM
QuinStreet, Inc.	9.1x
TechTarget, Inc.	13.5x
WebMD Health Corp.	9.5x

Selected eCommerce Companies

Company	CY2017 Modified Adjusted EBITDA Multiple
Groupon, Inc.	7.4x
Quotient Technology Inc.	17.5x

The table in the section titled  “Selected Transactions Analysis” beginning on page 25 in Item 4 of the Schedule 14D-9 is amended and restated as follows to add LTM Modified Adjusted EBITDA multiples and NTM Modified Adjusted EBITDA multiples to the selected transactions set forth in the table:

Announcement Date	Target	Acquiror	LTM Modified Adjusted EBITDA Multiple	NTM Modified Adjusted EBITDA Multiple
October 21, 2016	Everyday Health, Inc	j2 Global, Inc.	16.7x	13.3x
August 9, 2016	Monster Worldwide, Inc.	Randstad North America, Inc.	7.3x	9.1x
July 25, 2016	Yahoo Holdings, Inc.*	Verizon Communications Inc.	8.7x	7.2x
May 12, 2015	AOL Inc.	Verizon Communications Inc.	8.8x	8.6x
December 18, 2013	Valassis Communications, Inc.	Harland Clarke Holdings Corp.	6.8x	6.6x
October 22, 2012	Ancestry.com Inc.	Permira Advisers, LLC	10.2x	8.6x

* Represents the sale of the operating business of Yahoo! Inc.

Item 8. Additional Information to be Furnished.

The table in the section titled “Financial Projections” beginning on page 35 in Item 8 of the Schedule 14D-9 is amended and restated as follows to add Unlevered Free Cash Flow and Non-GAAP Operating Income information:

Management Projections (dollars in millions)

Fiscal Year End	2017	2018	2019	2020	2021	2022
Core Segment Net Revenues	$232	$242	$257	$270	$283	$292
Gift Card Segment Net Revenues	$97	$155	$238	$304	$395	$494
Total Net Revenues	$329	$397	$495	$574	$679	$786
Adjusted EBITDA(1)	$57	$59	$72	$80	$88	$94
Modified Adjusted EBITDA(2)	$46	$48	$60	$68	$75	$81
Non-GAAP Operating Income(3)	$45	$45	$61	$68	$75	$77
Unlevered Free Cash Flow(4)	$26	$32	$47	$51	$55	$59

(1)
The Company defines this metric as Net Income/(Loss) plus depreciation, amortization of intangible assets, stock-based compensation expense, third party acquisition-related costs, other operating expenses (including compensation arrangements entered into in connection with the acquisition of GiftcardZen Inc), net interest expense, other non-operating income and expenses and income taxes net of any foreign exchange income or expenses.

(2)	The Company defines this metric as Adjusted EBITDA net of capitalized internally developed software and website development costs.

(3)	The Company defines this metric as Adjusted EBITDA less depreciation.

(4)
The Company defines this metric as Adjusted EBITDA less capital expenditures (which includes capitalization of internally development software and website development costs), cash paid for income taxes, cash paid for compensation arrangements entered into in connection with the acquisition of GiftcardZen Inc, and changes in working capital, plus depreciation.

The section titled “Financial Projections” beginning on page 35 in Item 8 of the Schedule 14D-9 is amended by inserting the following immediately below the table titled “Management Projections” on page 36:

“The following tables reconcile Unlevered Free Cash Flow to Net Income/(Loss) and Modified Adjusted EBITDA to Adjusted EBITDA.  Net Income/(Loss) is the most directly comparable financial measure, as calculated and presented in accordance with GAAP, in comparison to Adjusted EBITDA. All amounts presented in the following tables are in millions.

Fiscal Year End	2017	2018	2019	2020	2021	2022
Net Income/(Loss)	$(1)	$2	$14	$20	$24	$24
Depreciation	$12	$14	$11	$12	$13	$17
Amortization of Intangible Assets	$9	$8	$6	$5	$5	$5
Stock-based Compensation Expense	$31	$32	$32	$33	$34	$35
Other Operating Expense	$4	$1	$-	$-	$-	$-
Interest Expense, net	$2	$2	$2	$-	$-	$-
Income Taxes	$-	$-	$7	$10	$12	$13
Adjusted EBITDA	$57	$59	$72	$80	$88	$94
Depreciation	$(12)	$(14)	$(11)	$(12)	$(13)	$(17)
Non-GAAP Operating Income	$45	$45	$61	$68	$75	$77
Cash Taxes	$(9)	$(8)	$(11)	$(14)	$(17)	$(18)
Capital Expenditures	$(13)	$(14)	$(14)	$(15)	$(16)	$(17)
Depreciation	$12	$14	$11	$12	$13	$17
Increase in Working Capital	$(4)	$(1)	$-	$-	$-	$-
Cash Payments for Compensation Arrangements (1)	$(5)	$(4)	$-	$-	$-	$-
Unlevered Free Cash Flow	$26	$32	$47	$51	$55	$59

(1)	Represents post-closing compensation payments in connection with our acquisition of GiftcardZen Inc.

Fiscal Year End	2017	2018	2019	2020	2021	2022
Adjusted EBITDA	$57	$59	$72	$80	$88	$94
Capitalization of internally developed software and website development costs	$(11)	$(11)	$(12)	$(12)	$(13)	$(13)
Modified Adjusted EBITDA	$46	$48	$60	$68	$75	$81

This Schedule 14D-9 contains non-GAAP financial measures, including Adjusted EBITDA, Modified Adjusted EBITDA, Non-GAAP Operating Income and Unlevered Free Cash Flow.  The non-GAAP financial measures contained herein should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and the non-GAAP financial measures as used in the above may not be comparable to similarly titled amounts used by other companies or persons, because they may not calculate these non-GAAP measures in the same manner the Company does.  These non-GAAP measures have limitations as analytical tools. Such limitations include:

•	Adjusted EBITDA, Modified Adjusted EBITDA and Non-GAAP Operating Income do not reflect changes in working capital or cash requirements for income taxes;

•	Adjusted EBITDA, Modified Adjusted EBITDA and Unlevered Free Cash Flow do not reflect interest income or interest expense;

•	Unlevered Free Cash Flow does not necessarily reflect funds available for discretionary use;

•	Unlevered Free Cash Flow does not represent the total increase or decrease in the cash and cash equivalents for the period; and

•
other companies in our industry may calculate non-GAAP measures, including Adjusted EBITDA, Modified Adjusted EBITDA, Non-GAAP Operating Income and Unlevered Free Cash Flow, or similarly titled measures, differently than we do, limiting their usefulness as a comparative measure.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2017

RETAILMENOT, INC.

By:	/s/ Jonathan B. Kaplan
Name:	Jonathan B. Kaplan
Title:	Chief Legal Officer, General Counsel and Secretary